Exhibit 99.58

NexTech Launches Contest with Budweiser

Budweiser #BudAR Augmented Reality Activation and Contest to Celebrate Bud Stage’s 25th Anniversary

New York, NY - Toronto, ON – July 3, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF)(CSE: NTAR)(FSE: N29) today announced it’s Budweiser contest for July is now live. Millions of fans can enter to win Bud Stage season tickets just by downloading the ARitizeTM App. Budweiser selected NexTech’s ARitize ™ app to trigger an augmented reality experience which is activated when pointing the phone at a 25th anniversary Budweiser can.

Starting today, July 3rd, 2019, NexTech will be running a social media driven #BudAR contest giving away season tickets to the Budweiser stage which will be featuring in July: Bryan Adams, “Weird Al Yankovic”, Heart with Cheryl Crow and Elle King,Wiz Khalifa, Time Impala, and Sarah McLachlan.

Click Here:

#BudAR for a chance to WIN A SEASON PASS to Bud Stage!

“The Nextech team has done a fabulous job building it’s AR/ AI tech stack which is now in use for one of the biggest and best known global brands, a true testament to the quality of their work. Budweiser, is bringing AR to the masses through enhanced customer engagements with Nextech,” said Evan Gappelberg, CEO of NexTech. “Our industry leading AR technology allows brands to curate an immersive, branded experience where they can sell, teach, communicate and share their product, service or experience through Augmented Reality (AR) accessible across all platforms and devices.’’

For a chance to enter, use the sharing feature in ARitize™ to take a photo of your Budweiser AR experience. Share the picture to social media with the hashtag #BudAR and enter your band which the chosen icon represents. See NexTech’s website (www.nextechar.com/contestrules) for more contest details, rules and regulations.

A recent study from Digital Bridge found that 74 percent of consumers expect retailers to offer an augmented reality experience, while Daymon reports that 72 percent of consumers said they have purchased something they were not planning to after experiencing it through AR.

NexTech has built the industries most diverse AR and AI technology stack, which is scalable, customizable, and most importantly an easy solution to integrate within an existing web interface, positioning NexTech as the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022 according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI SaaS platform. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.